Exhibit 99.1

TLC Announces Completion of US$27 Million Financing

SOUTH SAN FRANCISCO, CA and TAIPEI, Taiwan – October 24, 2019 – TLC (Nasdaq: TLC, TWO: 4152), a clinical-stage specialty pharmaceutical company developing novel nanomedicines to target areas of unmet medical need in pain management, ophthalmology and oncology, is pleased to announce that it has closed its 2019 cash capital offering of ordinary or common shares in Taiwan. The offering consisted of 10,200,000 new common shares issued at a price of NT$82 per common share for gross proceeds of NT$836,400,000 (~US$27.3 million).

“I am delighted to have secured the funding from existing shareholders and new investors who share our vision,” said George Yeh, President of TLC. “With the financing in place, we can continue to concentrate on the clinical development of our lead programs to offer patients potentially better, longer lasting treatment options.”

TLC’s lead programs include TLC599 and TLC590 for pain management and TLC178 for sarcomas. TLC599 (Phase III) is a BioSeizer® sustained release formulation of dexamethasone sodium phosphate which has demonstrated durable pain relief and improved function over 24 weeks in patients with knee osteoarthritis pain. TLC590 (Phase II) is a non-opioid, BioSeizer® formulation of ropivacaine with the aim to manage postsurgical pain for four to seven days with a single dose, potentially deterring the use of opioids following surgery. TLC178 is a NanoX™ formulation of vinorelbine, an anticancer drug frequently used off-label to treat soft tissue sarcoma.

About TLC

Taiwan Liposome Company (“TLC”, NASDAQ: TLC, TWO: 4152) is a clinical-stage specialty pharmaceutical company dedicated to the research and development of novel nanomedicines that maximize the potential of its proprietary lipid-assembled drug delivery platform (LipAD™). TLC believes that its deep experience with liposome science allows a combination of onset speed and benefit duration, improving active drug concentrations while decreasing unwanted systemic exposures. TLC’s BioSeizer® technology is designed to enable local sustained release of therapeutic agents at the site of disease or injury; its NanoX™ active drug loading technology is designed to alter the systemic exposure of a drug, potentially reducing dosing frequency and enhancing distribution of liposome-encapsulated active agents to the desired site. These technologies are versatile in the choice of active pharmaceutical ingredients, and scalable with respect to manufacturing. TLC has a diverse, wholly owned portfolio of therapeutics that target areas of unmet medical need in pain management, ophthalmology, and oncology.

Cautionary Note on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this press release include, without limitation, statements regarding TLC’s expectations regarding the clinical development of TLC590, the clinical benefits of TLC590 for postsurgical pain management, the timing, scope, progress and outcome of the clinical trials, and the anticipated timelines for the release of clinical data. Words such as “may,” “believe,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and involve a number of risks, assumptions, uncertainties and factors, including risks that the outcome of any clinical trial is inherently uncertain and TLC590 or any of our other product candidates may prove to be unsafe or ineffective, or may not achieve commercial approval. Other risks are described in the Risk Factors section of TLC’s annual report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission. All forward-looking statements are based on TLC’s expectations and assumptions as of the date of this press release. Actual results may differ materially from these forward-looking statements. Except as required by law, TLC expressly disclaims any responsibility to update any forward-looking statement contained herein, whether as a result of new information, future events or otherwise.

TLC Contact:

Dawn Chi

Corporate Communications

+886 2 2655 7377 ext. 136

dawn@tlcbio.com